UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

JOANN Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

47768J 101

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47768J 101	Schedule 13D	Page 2 of 12 Pages

(1)	Name of Reporting Persons: Green Equity Investors CF, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 28,344,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 28,344,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,344,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 68.8% beneficial ownership of the Issuer’s common stock
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 47768J 101	Schedule 13D	Page 3 of 12 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side CF, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 28,344,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 28,344,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,344,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 68.8% beneficial ownership of the Issuer’s common stock
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 47768J 101	Schedule 13D	Page 4 of 12 Pages

(1)	Name of Reporting Persons: LGP Associates CF LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 28,344,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 28,344,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,344,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 68.8% beneficial ownership of the Issuer’s common stock
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 47768J 101	Schedule 13D	Page 5 of 12 Pages

(1)	Name of Reporting Persons: GEI Capital CF, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 28,344,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 28,344,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,344,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 68.8% beneficial ownership of the Issuer’s common stock
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 47768J 101	Schedule 13D	Page 6 of 12 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 28,344,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 28,344,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,344,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 68.8% beneficial ownership of the Issuer’s common stock
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 47768J 101	Schedule 13D	Page 7 of 12 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 28,344,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 28,344,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,344,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 68.8% beneficial ownership of the Issuer’s common stock
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 47768J 101	Schedule 13D	Page 8 of 12 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 28,344,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 28,344,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,344,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 68.8% beneficial ownership of the Issuer’s common stock
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 47768J 101	Schedule 13D	Page 9 of 12 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of JOANN Inc., a Delaware corporation (the “Issuer”) and amends and supplements the Schedule 13D, filed with the SEC on April 21, 2021 (collectively, the “Schedule 13D”). This Amendment No. 1 is being filed to amend and supplement the Schedule 13D to reflect the acquisition by certain individuals on the board of directors of the Issuers of common stock underlying restricted stock units. Capitalized terms used by not defined herein have the meaning given to them in the Schedule 13D.

The address of the Issuer’s principal executive offices is 5555 Darrow Road, Hudson, Ohio 44326.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D is updated to include the following additional disclosure.

(a)

As of the date of this statement, (i) GEI CF is the record owner of 20,436,421 shares of Common Stock, (ii) GEI Side CF is the record owner of 7,293,957 shares of Common Stock, and (iii) Associates CF is the record owner of 96,979 shares of Common Stock. Jonathan Sokoloff, a member of the Issuer’s board of directors, is the record owner of 175,026 shares of Common Stock (subject to certain vesting provisions of restricted stock units), and holds such shares for the benefit of LGP. Lily Chang, a member of the Issuer’s board of directors, is the record owner of 175,026 shares of Common Stock (subject to certain vesting provisions of restricted stock units), and holds such shares for the benefit of LGP. Brian Coleman, a member of the Issuer’s board of directors, is the record owner of 167,214 shares of Common Stock (subject to certain vesting provisions of restricted stock units), and holds such shares for the benefit of LGP.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this statement, GEI CF held 20,436,421 shares of Common Stock, GEI Side CF held 7,293,957 shares of Common Stock, and Associates CF held 96,979 shares of Common Stock, representing an aggregate of 27,827,357 shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	and (b)

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned
GEI CF	28,344,623	68.8%
GEI Side CF	28,344,623	68.8%
Associates CF	28,344,623	68.8%
Other Reporting Persons	28,344,623	68.8%

CUSIP No. 47768J 101	Schedule 13D	Page 10 of 12 Pages

(c)

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. The following table includes an award of 152,662 restricted stock units awarded to each of Messrs. Sokoloff and Coleman, and Ms. Chang, as compensation for his services on the Issuer’s board of directors. These shares are held for the benefit of LGP.

	Date of Transaction	Number of Shares Acquired	Price per Share
Jonathan Sokoloff	06/27/2023	152,662	$0.00
Lily Chang	06/27/2023	152,662	$0.00
Brian Coleman	06/27/2023	152,662	$0.00

CUSIP No. 47768J 101	Schedule 13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete, and correct.

Dated as of June 29, 2023

Green Equity Investors CF, L.P.
By: GEI Capital CF, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side CF, L.P.
By: GEI Capital CF, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates CF LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital CF, LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

CUSIP No. 47768J 101	Schedule 13D	Page 12 of 12 Pages

LGP Management, Inc.

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary